SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
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ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
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CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
* (ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYERS		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

March 6, 2019

Confidential

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on the Amendment No. 2 to Draft Registration Statement on Form F-1 Confidentially Submitted on February 4, 2019

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 14, 2019.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on February 4, 2019 (the “Draft Registration Statement”) and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated February 14, 2019

Prospectus Summary, page 1

1.                                      We note your revisions in response to comment 1, including that “digital financial account platforms are the key players in the online consumer finance market,” and that each had outstanding balances of RMB1.1 trillion in 2017. Therefore it is not clear how or if “digital financial account platforms” and “online consumer finance” platforms operating within the online consumer finance market materially differ. Please tell us why you believe it is important to distinguish between these two types of platforms and or markets. Please further revise to use consistent terminology throughout your prospectus or clearly disclose the material similarities and differences between these types of platforms and/or markets in order to avoid potential investor confusion. Please also disclose the transaction volume by which Oliver Wyman used to determine you were the “largest wealth management platform” in 2017 and disclosing your corresponding market share given that this market it “highly fragmented.” Please further disclose your net revenues from wealth management services in order to provide investors with context for its importance.

The Company respectfully advises the Staff that digital financial account platforms are digital account-based platforms that provide a combination of financial services, ranging from investment product sales, personal lending, payments and overall financial management. The most key value propositions of digital financial account platforms are online consumer finance and online wealth management.  As such, online consumer finance is one of the key financial services offered on digital financial account platforms. In response to the Staff’s comments, the Company has revised the disclosure on pages 5 to 6 and 147 to 154 of the Revised Draft Registration Statement.

Furthermore, in response to the Staff’s comments, the Company has also revised the disclosure on pages 6, 150 and 152 of the Revised Draft Registration Statement to disclose its market shares, among the independent marketplace lending platforms, in each of China’s online consumer finance market and China’s online wealth management market in 2018. To arrive at the market share, among the independent marketplace lending platforms, in China’s online consumer finance market in 2018, the Company respectfully refers the Staff to pages 6, 150 and 151 of the Revised Draft Registration Statement for disclosure of (x) the Company’s estimated outstanding loan balance and (y) the estimated loan balance of the independent online consumer finance platforms in China.  To arrive at the market share, among the independent marketplace lending platforms, in China’s online wealth management market in 2018, the Company respectfully refers the Staff to pages 6, 152 and 153 of the Revised Draft Registration Statement for disclosure of (x) the Company’s estimated transaction volume and (y) the estimated transaction volume of the independent online wealth management platforms in China.

The Company respectfully refers the Staff to pages 137 to 139 of the Revised Draft Registration Statement for disaggregation of revenues by product offerings in terms of loan product revenue, wealth management product revenue and others for the periods presented.

2.                                      We note your response to comment 2. Please revise your Prospectus Summary to prominently disclose that your wealth management products, e.g. “fixed income products” and “other onshore and offshore investment products,” are “online lending information intermediary services for peer-to-peer lending and borrowing” and the proportion of your business operations (qualitatively or quantitatively) which are subject to “the PRC laws and regulations applicable to its peer-to-peer lending services.” Please further briefly disclose the status of your regulatory compliance (e.g. Jiufu Puhui’s noncompliance and rectification notice, your belief that you addressed these issues by September 2018, but that you have not received affirmative clearance on these matters, two regulatory inspections are ongoing with another pending, etc.). Please refer to Instruction to [Item] 503(a) of Regulation S-K for guidance. Please make corresponding revisions consistent with the foregoing to your Business and MD&A sections.

The Company respectfully advises the Staff that “other onshore and offshore investment products” in the Revised Draft Registration Statement refer to stock investment service, insurance service and fund investment service, the description of which are set forth on page 168 of the Revised Draft Registration Statement. These services do not involve individual borrowers as the investment are made to the securities, insurance or fund products, and therefore by their nature, are not online lending information intermediary services for peer-to-peer lending and borrowing that are subject to the applicable PRC laws and regulations  (the “Online Lending Information Intermediary Services”). The Online Lending Information Intermediary Services include the Company’s revolving and non-revolving loan products offered to borrowers, and the Company’s fixed income products offered to investors, which are disclosed on pages 165 to 168 of the Revised Draft Registration Statement, and the revenues generated from the Online Lending Information Intermediary Services accounted for 99.7%, 99.4% and 97.6% of the Company’s total net revenues in 2016, 2017 and the nine months ended September 30, 2018.  In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 5, 12, 110, 111, 156 and 157 of the Revised Draft Registration Statement.

In response to the Staff’s comments with respect to the Company’s status of regulatory compliance, the Company has revised the disclosures on pages 5, 24 and 111 of the Revised Draft Registration Statement.

Corporate History and Structure, page 7

3.                                      We note your response and revisions in response to comment 3. Please further revise to:

•                              Elaborate on the “information consulting and risk management services” provided by Zhuhai Hengqin Jiufu Technology Co., Ltd. (“Zhuhai Henqin”) which accounted for 40% of your net revenues in FY 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 101 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that Zhuhai Henqin’s information consulting and risk management services include services such as credit data collection and analysis services, account management services, loan collection assistance services and borrower referral services, which are covered by the revenue breakdowns in terms of loan facilitation services, post-origination services, and others, each being described on pages 117, 118, F-16, F-17, F-18, F-81 and F-82 of the Revised Draft Registration Statement.  Please also refer to the Company’s responses to the question of the next bullet-point of this question 3, in which the Company clarifies that revenues attributed to Zhuhai Hengqin consist of loan facilitation services revenue, post-origination services revenue and others.

•                              Clarify whether revenues attributed to Zhuhai Henqin are classified as “loan facilitation services,” as it appears, “post-origination services,” or “Others.” In this regard we note your disclosures, for example on pages 115-16, that approximately 90% of your net revenues in all relevant periods were “loan facilitation services.”

The Company respectfully advises the Staff that revenues attributed to Zhuhai Hengqin are classified in loan facilitation services revenues, post-origination services revenues and others. The Company respectfully refers the Staff to a breakdown of the revenues of Zhuhai Hengqin in the table below. In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 101 of the Revised Draft Registration Statement.

	For the year ended December 31,		For the Nine Months Ended September 30,
	2016	2017	2018
	(RMB in millions)
Revenues
Loan facilitation services	1,685.4	2,504.3	113.8
Post-origination services	16.1	110.8	117.6
Others	64.2	56.5	19.0
Total	1,765.7	2,671.5	250.4

•                              Explain the interaction, if any, between Zhuhai Henqin and Zhuhai Hengqin Flash Cloud Payment Information Technology Limited (“Zhuhai Hengqin Payment”), an affiliated entity controlled by your CEO and largest shareholder, and revise your description on page 225 of Zhuhai Hengqin Payment as a “third-party payment service” provider in light of the foregoing.

The Company respectfully advises the Staff that Zhuhai Hengqin is a wholly-owned subsidiary of the Company, while Zhuhai Hengqin Payment is a subsidiary of Zhuhai Xiaoyun Technology Co., Ltd, a company listed on PRC National Equities Exchange and Quotations and controlled by Mr. Lei Sun. As Zhuhai Hengqin Payment is controlled by Mr. Lei Sun, the Chairman of the board of directors and chief executive officer of the Company, Zhuhai Hengqin Payment is therefore deemed as a related party of the Company.

The Company respectfully advises the Staff that it has disclosed the transactions between the Company and Zhuhai Hengqin Payment on page 229, F-37, F-38, F-98 and F-99 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that “third-party payment service” as described on page 229, F-37, F-38, F-98 and F-99 means payment processing services that Zhuhai Hengqin Payment provided as a third-party payment processor (i.e. a non-bank payment service provider), instead of indicating that Zhuhai Hengqin Payment is a third party of the Company.

•                              Separately disclose the net revenues and total assets of Jiufu Jinke (together with its subsidiaries) and Zhuhai Hengqin as of both December 31, 2016 and September 30, 2018 (or a more recent date of your choosing) if materially different from such disclosure as of December 31, 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 99 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 10

4.                                      Please disclose why loan products that have been transferred to non-performing loan companies were not included in the calculation of “delinquency rate” and “M3+ delinquency rate by vintage” in the most recent amendment. Please disclose why you made these changes and how it affected the delinquency ratios in the periods presented.

The Company respectfully advises the Staff that loan products that have been transferred to non-performing loan companies (the “Transferred Loans”) are not included in the calculation of “delinquency rate” and “M3+ delinquency rate by vintage” (together with the “delinquency rate”, the “Delinquency Rates”) because the Transferred Loans are no longer outstanding loans on the Company’s platform, and once the Transferred Loans were transferred to the non-performing loan companies, the Company lose visibility on the performance of the Transferred Loans. Given the foregoing, the Transferred Loans should be excluded in the calculation of the Delinquency Rates, which are used to track the delinquency performance of the outstanding loans on the Company’s platform.  Historically, the Company transferred certain loans to non-performing loan companies primarily driven by its efforts to comply with the evolving  laws and regulations governing its business, rather than for the purpose of transferring out loans that are in delinquent.  The Company has revised the disclosure on pages 113 to 115 of the Revised Draft Registration Statement to disclose the reasons of Company to transfer Transferred Loans to non-performing loan companies.

The Company further advises the Staff that it has not made any substantive changes to its draft registration statement confidentially submitted to the Commission on November 23, 2018 with respect to this issue.  The changes to the draft registration statement confidentially submitted to the Commission on November 23, 2018, which were reflected in its Draft Registration Statement, were wording changes in nature, and has no mathematical or calculative effect on the Delinquency Rates in the periods presented.  Changes to the draft registration statement confidentially submitted to the Commission on November 23, 2018 mainly include two aspects as elaborated below.

(1) Compared to the draft registration statement confidentially submitted to the Commission on November 23, 2018, the Company replaced the wording “charged off and disposed off” with the wording “transferred” on pages 10 and 113 of the Draft Registration Statement where the Company defines the “M3+ Delinquency Rates by Vintage”, to avoid any confusion from the investors since none of the loans facilitated by the Company are recorded on the balance sheet of the Company. The word “charge-off and disposed of “ may indicate otherwise.

(2) In addition, on pages 10 and 112 of the Draft Registration Statement where the Company defines “delinquency rate”,  the Company added the disclosures stating that the Transferred Loans are not included in the calculation of “delinquency rate” to avoid ambiguity as the delinquency rates disclosed on pages 112 and 113 of the Draft Registration Statement are calculated by excluding the Transferred Loans, which is exactly the same as the Company’s calculation of “delinquency rates” on page 109 of the draft registration statement confidentially submitted to the Commission on November 23, 2018.

Non-GAAP Financial Measures, page 18

5.                                      We note your response to comment 4 in our letter dated November 23, 2018 that although some of the share-based compensation was incurred in connection with the recognition of the compensation costs of the share options and shares granted to the PRC employees of the Company, such share-based compensation expenses were not eligible for tax deduction in calculating the income tax of the Company’s PRC subsidiaries, VIEs and their respective PRC subsidiaries. Share-based compensation expense are deducted in computing your income tax expense at the statutory tax rate in your income tax footnote. Please revise your non-GAAP financial measure to disclose the tax effect of the adjustment to net income for share-based compensation expense as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

The Company respectfully advises the Staff that the share-based compensation expenses were recorded in the financial statements of 9F Inc., a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, 9F Inc. is not subject to tax on either income or capital gain. The share-based compensation recorded in the consolidated financial statements were not deducted in computing income tax expenses, instead the impact of such expenses were removed from the income tax calculation, as shown in the tax reconciling table disclosed on page F-41 of the Draft Registration Statement under the line-item of “Effect of different tax rates of subsidiaries operating in other jurisdictions.” In addition, those share-based compensation expenses were not eligible for tax deduction according to the prevailing PRC tax regulations either. In summary, the income tax (both current and deferred income taxes) effect of the share-based compensation award issued at 9F Inc. is nil for all the periods presented.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2017 and 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 114

6.                                      We note your disclosure on pages 116, 117 and 159 that, “when the regulatory environment becomes more favorable in the future, ...” that you expect revenues and operating margins to improve. Please remove this speculative disclosure from future amendments, or tell us how you concluded that this information represents a trend, transaction or change likely to have an impact on future operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 117, 118 and 162 of the Revised Draft Registration Statement.

Business

Our Competitive Strengths, page 157

7.                                      We note your disclosure on page 157 that you have served approximately 9.4 million unique users since your inception through September 30, 2018. We noted that you disclosed in your previous amendment that you had served approximately 51.6 million unique users since your inception through December 31, 2017. Please tell us why the number of unique users decreased since inception in 2018.

The Company respectfully advises the Staff that the number of 51.6 million was the number of registered users of the Company as of December 31, 2017 and was mistakenly disclosed as the number of unique users in the draft registration statement confidentially submitted to the Commission on November 23, 2018. The Company corrected this number of unique users in the Draft Registration Statement.

Our E-Commerce Channels, page 166

8.                                      We note your response to comment 8 in our letter dated December 11, 2018. Please tell us the following for the online systems of the Merchant Partners not directly connected to One Card Mall:

•                              What percentage of your One Card Mall arrangements fall under the second arrangement where the Merchant Partners are not directly connected to One Card Mall;

The Company respectfully advises the Staff that the revenues generated from the Second Arrangement, as defined in the response letter confidentially submitted to the Staff on February 4, 2019, accounted for 0%, 82% and 98% of the Company’s total revenues in connection with its online sales of third-party merchandise for 2016, 2017 and the nine months ended September 30, 2018.

•                              Tell us the negotiation process between the Company and the Merchant Partners when the Company changes the prices of the displayed merchandise; and

The Company respectfully advises the Staff that under the Second Arrangement, the Company reviews the prices of the products proposed by the Merchant Partners, by comparing such proposed prices to the market prices of these products listed on other e-commerce platforms.  If the Company believes that a price proposed by the Merchant Partner is not reasonable, the Company would suggest a new price and send it back to the Merchant Partner for further review. The Merchant Partner would either (i) agree to the newly suggested price, or (ii) come up with a different price and send it to the Company for another round of review. If the Company and the Merchant Partner fail to agree on the listing price, the specific merchandise will not be listed for sale on the One Card Mall.

•                              Tell us if you encountered situations where the Merchant Partner has not consented to change the prices of displayed merchandise.

The Company respectfully advises the Staff that there have been situations where the Merchant Partner has not consented to change the prices of displayed merchandise suggested by the Company. Under this circumstance, the Company did not continue to list the specific merchandise for sale on the One Card Mall.

Investor Transaction process, page 171

9.                                      We note your revisions in response to comment 11. Please also disclose the “different investment rules and limits” that you apply to each of these six investor groups.

In response to the Staff’s comment, the Company has revised the disclosure on pages 174 and 175 of the Revised Draft Registration Statement.

Sales and Marketing, page 179

10.                               Please disclose revenues related to your loyalty program in the periods presented in your next amendment. Please also include your revenue recognition policy related to your loyalty program in your next amendment.

The Company respectfully advises the Staff that the Company launched its loyalty program in 2018 under which the subscriber pays an annual membership fee of RMB199 (US$29.0) or RMB1,999 (US$291.0) to gain access to membership services such as premier loan products and wealth management products, express airport check-in rights, free membership to online media resources for a one-year-period.  Loyalty program revenues are recognized ratably over the contract period when membership services are provided.  The total revenues recognized from the loyalty program were RMB39 thousand (US$5.7 thousand) in nine months ended September 30, 2018. Given such revenues were not material for the period presented, the Company further respectfully advises the Staff that it believes that it is not necessary to disclose the relevant revenue recognition policy related to its loyalty program.

Consolidated Financial Statements For the Years Ended December 31, 2016 and 2017

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-39

11.                               Please disclose the amount and nature of significant items included in non-deductible expenses. Please refer to ASC 740-10-50-12.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-41 and F-101 of the Revised Draft Registration Statement.

Note 21. Restatements, page F-56

12.                               We note that your restatement related to service fees charged to investors at the end of the investment term. Please confirm that you accounted for service fees charged to investors (i) at the beginning of the investment term and (ii) at the beginning and the end of the investment term were accounted for and recognized correctly under ASC 606 when or as the Group satisfied the performance obligations rather than when paid by investors.

The Company respectfully advises the Staff that after making the restatements, all the service fees charged to the investors were recognized when or as the Company satisfied the performance obligations rather than when service fees were collected from investors. The Company revised the disclosure in the restatement footnote on pages F-56 of the Revised Draft Registration Statement to make further clarification on this.

Unaudited Condensed Consolidated Financial Statements For the Nine Months Ended September 30, 2017 and 2018

Note 2. Summary of Significant Accounting Policies

Long-term Investments, page F-85

13.                               You recorded an impairment loss of RMB 23,094 million during the nine months ended September 30, 2018 on an investment carried at cost. Please identify the investment that had the impairment loss and disclose the factors that resulted in you recognizing the impairment loss in 2018.

The Company respectfully advises the Staff that it recorded impairment losses on its two investments carried at cost in Shanghai Jiuwu Information Technology Company Limited (“Shanghai Jiuwu”) and Ofo International Limited (“OFO”).  The Company noticed that each of Shanghai Jiuwu’s and OFO’s business operations deteriorated in 2018.  In addition, Shanghai Jiuwu and OFO failed to obtain adequate financing, and encountered going concern issues due to their working capital deficiencies and poor operating results. The Company assessed and concluded that the fair value of these investments were zero. As a result, the Company recorded full impairment on these two investments during the nine months ended September 30, 2018. The investment losses for Shanghai Jiuwu and OFO in the nine months ended September 30, 2018 were approximately RMB20 million and RMB3 million, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-94 and F-95 of the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2017 and 2018.

Note 3. Loan Receivables, page F-90

14.                               Please revise your next amendment to include all of the disclosure requirements of ASC 310-10-50 related to your loan receivables.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-90 of the Revised Draft Registration Statement.

15.                               We note loan receivables increased from RMB 126,200 million at December 31, 2017 to RMB 1,487,699 million at September 30, 2018. We further note that interest income on loan receivables increased from RMB 35,002 million (0.7% of total revenue) in the nine months ended September 30, 2017 to RMB 144,433 million (3.2% of total revenue) in the nine months ended September 30, 2018. Please tell us the following regarding loan receivables:

•                              The reason and business purpose for originating these loans;

The Company respectfully advises the Staff that the increase in the loan receivables balance as of September 30, 2018 was mainly driven by loans extended by the Company to Zhongguo Factoring (Shenzhen) Co., Ltd. (‘‘Zhongguo Factoring’’), a third-party company.  Loan receivables from Zhongguo Factoring were nil and RMB1,432 million as of December 31, 2017 and September 30, 2018, respectively. The purpose of extending such loans were for the Company to earn higher returns for its cash on hand. The loans with Zhongguo Factoring have a weighted average annual interest rate of 7.71%, which is higher than the interest rate of term deposits with banks.

•                              If these loans were originated on your platform similar to the way loans are originated between investors and borrowers that are not accounted for on your balance sheet;

The Company respectfully advises the Staff that, as responded in the last bullet-point of this question 15, the loans extended to Zhongguo Factoring were not originated on the Company’s online lending platform; instead, such loans were separately negotiated and agreed between the Company and Zhongguo Factoring.  It is different in nature from the loans facilitated by the Company on its online platform among individual borrowers and investors.

•                              If this represents a change in your business model as you state throughout the document that your Company acts as an intermediary to bring the lender and borrower together and you do not record loans receivable: and

The Company respectfully advises the Staff that its purpose of extending loans to Zhongguo Factoring is for the Company to earn higher investment returns for its cash on hand.  It does not represent any change in its business model under which the Company acts as intermediary of online individual lending transactions.

•                              How you determined that no valuation allowance was necessary for uncollectible receivables for the nine months period on September 2017 and 2018 based on the result of your assessment.

The Company respectfully advises the Staff that the loan receivable balance as of December 31, 2017 had been collected in full. For RMB1,487 million of loans outstanding as of September 30, 2018 (out of which RMB 1,432 million was due from Zhongguo Factoring), RMB914 million has been collected according to the settlement schedule, and the remaining receivable balance is RMB574 million, which is due from Zhongguo Factoring.  Based on the Company’s assessment, it believes Zhongguo Factoring has the intent and the ability to repay the outstanding balance of the loans in accordance with the loan agreements entered into between the Company and Zhongguo Factoring, as demonstrated by its repayment history and its current financial conditions.  Given the foregoing, the Company believes that it not necessary to make any valuation allowance for the loan receivables as of December 31, 2017 and September 30, 2018.

Note 12. Share-Based Compensation, page F-102

16.                               You disclosed that the expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications. Please tell us the following:

•                              Why you did not use exercise multiples of peers in China or other market-based data for your options instead of academic research; and

The Company respectfully advises the Staff that it did not use the exercise multiples data of peers companies in China because listed companies did not generally disclose the actual historical option exercise multiple data. The only information publicly available are the exercise multiples parameters used by the peer companies in estimating the fair value of options granted, which is generally disclosed as a range and therefore cannot be readily used by the Company.

As a result, in setting assumption for the exercise multiples,  the Company references to academic research. The Company believes, before the Company has sufficient data about its historical share option exercise behavior for estimating the exercise multiple of the company’s stock options, these studies provides a good basis for the assumptions.

The Company further respectfully advises the Staff that it considered the exercise multiple parameters used in the employee stock option valuation model disclosed by nine (9) US-listed, China-based companies that engage in same or similar industry of the Company. The Company noted that the exercise multiples assumptions the Company used are within the range of the exercise multiples (i.e. 2.2x to 2.8x) of those companies.

•                              Why you do not have separate exercise multiples for employees and executives since they tend to have different stock option exercise multiples.

The Company respectfully advises the Staff that it does apply separate exercise multiples for key management (2.8x) and non-key management employees (2.2x). In response to the Staff’s comments, the Company has revised the disclosure on pages 144, F-46, F47, F-105 and F106 of the Revised Draft Registration Statement to make it clear.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Ting Zhou, Co-CFO, 9F Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP